

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2021

Christine McCarthy
Senior Executive Vice President and Chief Financial Officer
The Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521

> **Re: The Walt Disney Company**
> **Form 10-K for Fiscal Year Ended October 3, 2020**
> **Filed November 25, 2020**
> **File NO. 001-38842**

Dear Ms. McCarthy:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Trade & Services